Toast, Inc.

401 Park Drive, Suite 801

Boston, MA 02215

VIA EDGAR

September 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone

       Stephen Krikorian

       Amanda Kim

       Jan Woo

Re:	Toast, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-259104

Requested Date:          September 21, 2021

Requested Time:          4:00 p.m., Eastern Time

Dear Ms. Barone:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Toast, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 21, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gregg L. Katz at (617) 570-1406. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gregg L. Katz.

Under separate cover, Goldman, Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[Signature page follows]

If you have any questions regarding this request, please contact Gregg L. Katz of Goodwin Procter LLP at (617) 570-1406.

Sincerely,

TOAST, INC.

By:	/s/ Christopher P. Comparato
Name: Christopher P. Comparato
Title: Chief Executive Officer

cc:	Brian R. Elworthy, Esq., Toast, Inc.

Mark T. Bettencourt, Esq., Goodwin Procter LLP

Gregg L. Katz, Esq., Goodwin Procter LLP

Andrew R. Pusar, Esq., Goodwin Procter LLP

John L. Savva, Esq., Sullivan & Cromwell LLP